                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
    1934 (FEE REQUIRED)

                  For the fiscal year ended: December 31, 1997

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
    OF 1934 (NO FEE REQUIRED)

For the transition period from _______ to ________

Commission File Number: 1-9195

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                       KAUFMAN AND BROAD HOME CORPORATION
                              AMENDED AND RESTATED
                              401(k) SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                       KAUFMAN AND BROAD HOME CORPORATION
                              10990 WILSHIRE BLVD.
                         LOS ANGELES, CALIFORNIA 90024

                       KAUFMAN AND BROAD HOME CORPORATION
                    AMENDED AND RESTATED 401(K) SAVINGS PLAN




                 Financial Statements and Supplemental Schedules




                                December 31, 1997

                       KAUFMAN AND BROAD HOME CORPORATION
                    AMENDED AND RESTATED 401(K) SAVINGS PLAN


INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES                            PAGE
                                                                                    ----
Report of Independent Auditors                                                        2

Financial Statements:

        Statements of Net Assets Available for Plan
         Benefits at December 31, 1997 and 1996                                       3

        Statements of Changes in Net Assets Available for
         Plan Benefits for the years ended December 31, 1997 and 1996                 4

        Notes to Financial Statements                                                 5

Supplemental Schedules:

        Item 27a - Schedule of Assets Held for Investment
                  Purposes at December 31, 1997                                      14

        Item 27d - Schedule of Reportable Transactions for
                  the year ended December 31, 1997                                   15

                         Report of Independent Auditors

To the Administrative Committee, as Plan Administrator of the
Kaufman and Broad Home Corporation
Amended and Restated 401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of Kaufman and Broad Home Corporation Amended and Restated 401(k) Savings Plan (the Plan) as of December 31, 1997 and 1996, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1997 and 1996, and the changes in its net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1997, and reportable transactions for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the 1997 financial statements and, in our opinion, are fairly stated in all material respects in relation to the 1997 financial statements taken as a whole.



June 22, 1998                                           /s/ ERNST & YOUNG LLP

                       KAUFMAN AND BROAD HOME CORPORATION
                    AMENDED AND RESTATED 401(K) SAVINGS PLAN

              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS


                                                                 December 31,
                                                    -----------------------------------
                                                        1997                  1996
                                                    ------------           ------------
ASSETS:
       Investments, at fair value (Note 4)          $ 32,760,008           $ 26,599,040

       Participant loans receivable                      891,406                849,110
                                                    ------------           ------------
                 Total Assets                         33,651,414             27,448,150

LIABILITIES
       Forfeitures payable                              (688,000)              (354,000)
                                                    ------------           ------------

NET ASSETS AVAILABLE FOR PLAN BENEFITS              $ 32,963,414           $ 27,094,150
                                                    ============           ============


                             See accompanying notes.

                       KAUFMAN AND BROAD HOME CORPORATION
                    AMENDED AND RESTATED 401(K) SAVINGS PLAN

         STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS


                                                     Years Ended December 31,
                                                   ----------------------------
                                                      1997             1996
                                                   -----------      -----------
ADDITIONS TO NET ASSETS AVAILABLE
     FOR PLAN BENEFITS ATTRIBUTED TO:

         Contributions from:
             Plan participants                     $ 3,562,817      $ 3,657,181

             Employer                                2,297,752        2,188,843
                                                   -----------      -----------
                                                     5,860,569        5,846,024

             Forfeitures                              (699,000)        (487,512)
                                                   -----------      -----------

                Net contributions                    5,161,569        5,358,512
                                                   -----------      -----------

         Investment income:
             Interest and dividends                  2,297,253        2,468,157

             Net appreciation in fair value
                of investments                       3,408,714          600,474
                                                   -----------      -----------
                                                     5,705,967        3,068,631
                                                   -----------      -----------
         Total additions                            10,867,536        8,427,143

DEDUCTIONS FROM NET ASSETS AVAILABLE FOR
     PLAN BENEFITS ATTRIBUTED TO:

         Benefits paid to participants              (4,998,272)      (3,940,804)
                                                   -----------      -----------

NET INCREASE IN NET ASSETS AVAILABLE FOR
     PLAN BENEFITS DURING THE YEAR                   5,869,264        4,486,339

NET ASSETS AVAILABLE FOR PLAN BENEFITS:

     Beginning of year                              27,094,150       22,607,811
                                                   -----------      -----------

     End of year                                   $32,963,414      $27,094,150
                                                   ===========      ===========


                             See accompanying notes

                       KAUFMAN AND BROAD HOME CORPORATION
                    AMENDED AND RESTATED 401(K) SAVINGS PLAN


                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 1997

1.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        The financial statements of the Kaufman and Broad Home Corporation Amended and Restated 401(k) Savings Plan (the "Plan") are prepared on an accrual basis. Investment income is recorded as earned. Distributions of the Plan benefits to withdrawing participants are recorded when distributed. Expenses incurred in the administration of the Plan are paid by Kaufman and Broad Home Corporation (the "Company" and "Plan Sponsor").

        The financial statements are based on information provided to the Company and certified as complete and accurate by Fidelity Trust Management Company (the "Trustee"). Certain adjustments have been made to the financial statements provided by the Trustee in order for them to conform to the accrual basis of accounting. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

        Included in investments are amounts allocated to accounts of persons who have requested payment of their account balances due to termination, retirement, or death. Such amounts are classified as components of net assets available for plan benefits at December 31, 1997 and 1996 in the amounts of $1,237,800 and $744,000 respectively.

2.      DIFFERENCES BETWEEN FINANCIAL STATEMENTS AND FORM 5500

        The following is a reconciliation of net assets available for plan benefits between the financial statements and the form 5500:


                                                                December 31,
                                                    -----------------------------------
                                                        1997                   1996
                                                    ------------           ------------
Net assets available for plan benefits
     per financial statements                       $ 32,963,414           $ 27,094,150

Liability recorded in the Form 5500 for
     amounts due to withdrawn participants            (1,237,800)              (744,000)
                                                    ------------           ------------

Net assets available for plan benefits
     per the Form 5500                              $ 31,725,614           $ 26,350,150
                                                    ============           ============

        The following is a reconciliation of benefits paid to participants between the financial statements and Form 5500:


                                                     Years Ended December 31,
                                                ---------------------------------
                                                   1997                  1996
                                                -----------           -----------
Benefits paid to participants
       per the financial statements             $ 4,998,272           $ 3,940,804

Add:  Amounts related to withdrawn
       participants at year end                   1,237,800               744,000

Less:  Amounts related to withdrawn
       participants from previous year             (744,000)             (349,116)
                                                -----------           -----------

Benefits paid to participants per the
       Form 5500                                $ 5,492,072           $ 4,335,688
                                                ===========           ===========


3.      GENERAL DESCRIPTION OF THE PLAN

        The Plan is a defined contribution plan whereby salaried employees of the Company are eligible to enroll in the Plan on January 1, April 1, July 1 or October 1 following the completion of 1,000 hours of service with the Company computed from the date of employment, or full-time employment for six months.

        Participants electing to participate in the Plan may contribute up to 10% of their annual compensation, on a pretax basis, by means of salary reduction. Participants may also contribute up to an additional 9% of their annual compensation, on an after tax basis, also by means of salary reduction. All contributions must be in whole percentages. Pretax contributions are eligible for tax deferred treatment up to the limits provided by the Tax Reform Act of 1986, as adjusted for cost of living.

        Unless otherwise elected by the Board of Directors, the Company will match the participant's pretax contribution up to 6% of annual base salary (determined without regard to bonuses and a maximum of $50,000 of regular earnings for commission employees). Company matching contributions and related investment income vest to participants over five years.

        Plan assets are held and invested by Fidelity Investments. Plan participants may direct the investment of their funds among one or more of the following funds:

                Strong Growth Fund is a growth mutual fund. It tries to increase the value of investments over the long term through capital growth by investing primarily in stocks that the advisor believes have above average growth prospects, including common and preferred stocks, both domestic and abroad. The fund is managed by Strong Capital Management, Inc.

                Templeton Developing Markets Trust I is an international growth fund that invests in emerging or developing markets. The fund is managed by Templeton Asset Management Ltd. - Hong Kong Branch and distributed by Franklin Templeton Distributors, Inc.

                Kaufman and Broad Common Stock Fund allows participants to contribute money which Fidelity uses to purchase shares of the common stock of the Company.

                Magellan Fund is a growth fund. It seeks long-term capital appreciation by investing in the stocks of both well-known and lesser known companies with potentially above-average growth potential and a correspondingly higher level of risk. Securities may be of foreign, domestic, and multinational companies.

                Contrafund is a growth fund. It seeks long-term capital appreciation by investing mainly in the securities of companies believed to be out of favor or undervalued. The fund invests in domestic and foreign common stocks and stocks and securities convertible into common stock, but it may purchase other securities that may produce capital appreciation.

                Equity-Income Fund is a growth and income fund. It invests primarily in income-producing equity securities (common and preferred stocks) but can also invest in bonds and convertible securities.

                Intermediate Bond Fund is an income fund. It seeks a high current income by investing primarily in investment-grade fixed-income obligations rated Baa or better by Moody's or BBB or better by Standard & Poor's, including corporate bonds, mortgage securities, bank obligations and U.S. government and agency securities. The fund's dollar-weighted average maturity ranges between three and ten years.

                Overseas Fund is an international growth fund. It seeks long-term capital growth primarily through investments in foreign securities. These investments may include common stock and securities convertible into common stock as well as debt instruments. Normally, at least 65% of the fund's total assets will be invested in securities of issuers from at least three different countries outside of North America.

                Asset Manager is an asset allocation fund. It seeks high total return with reduced risk over the long term by allocating its assets among domestic and foreign stocks, bonds, and short-term and money market instruments. The fund can allocate its assets within the following investment parameters: 30-70% in stocks, 20-60% in bonds, and 0-50% in short-term/money market class.

                Fidelity Low-Priced Stock Fund is a growth fund. It seeks capital appreciation and invests mainly in U.S. and foreign low-priced stocks that may be undervalued, overlooked or out of favor. Generally, "low-priced" is considered $35 or less at time of purchase.

                Fidelity Retirement Money Market Portfolio is a money market fund, which seeks as high a level of current income as is consistent with the preservation of capital and liquidity. It invests in high quality, short-term money market securities of U.S. and foreign issuers. An investment in the fund is not insured or guaranteed by the U.S. government.

        Terminating participants may elect (with spousal consent) to withdraw their contributions, vested Company contributions and related investment income as a lump sum payment. In the absence of a valid election, the participant's vested benefits will be distributed in the form of a Qualified Joint and Survivor Annuity or a Qualified Preretirement Survivor Annuity, or in a lump sum if the actuarial equivalent is not more than $3,500.

        Nonvested Company contributions are forfeited and used by the Company to reduce future employer contributions.

        The Plan allows participant loans and hardship withdrawals subject to certain limitations.

        In the event of Plan termination, benefits of all affected participants, if not already so, shall become 100% vested and nonforfeitable.

4.      INVESTMENTS

        At December 31, 1997 and 1996 the Plan had $32,760,008 and $26,599,040,
        respectively, invested in a variety of funds as directed by individual participants (see Note 3). These investment funds are valued at fair value, which is determined daily by Fidelity through reference to published market information using closing prices on the valuation date. The cost of the investments is determined by Fidelity. The Plan had loans outstanding to participants of $891,406 and $849,110 at December 31, 1997 and 1996, respectively.

        The value of the Plan's invested assets (including investments bought, sold and held during the year) appreciated by $3,408,714 and $600,474 during the years ended December 31, 1997 and 1996, respectively, as follows:

                                     Net Appreciation
                                     (Depreciation) in                Fair Value at
                                  Fair Value during 1997             December 31, 1997
                                  ----------------------             -----------------
Investment Fund:
     Strong Growth                    $   (14,055)                    $   436,360
     Templeton Dev. Mkts                 (184,883)                        594,942
     Kaufman and Broad Stock                  237                          10,355
     Magellan                           1,392,253                       9,423,726 *
     Contrafund                           384,744                       4,432,788 *
     Equity Income                      1,480,905                       8,529,691 *
     Intermediate Bond                     18,201                       2,221,380 *
     Overseas                                (172)                        161,792
     Asset Manager                        270,234                       2,593,392 *
     Low-Priced Stock                      61,250                         706,291
     Retirement Money Market                   --                       3,649,291 *
Participant Loans                              --                         891,406
                                      -----------                     -----------
               Total                  $ 3,408,714                     $33,651,414
                                      ===========                     ===========


                                   Net Appreciation
                                   (Depreciation) in        Fair Value at
                                Fair Value during 1996      December 31, 1996
                                ----------------------      -----------------
Mutual funds:
     Magellan                         $(397,329)              $    8,269,353 *
     Contrafund                         292,637                    3,136,600 *
     Equity Income                      699,850                    6,472,507 *
     Intermediate Bond                  (67,989)                   2,216,281 *
     Asset Manager                       73,305                    2,223,169 *
     Retirement Money Market                 --                    4,281,130 *
Participant Loans                            --                      849,110
                                      ---------               --------------
               Total                  $ 600,474               $   27,448,150
                                      =========               ==============


        *Fair value of individual investment is 5% or more of the Plan's net assets.

5.      CHANGES IN NET ASSETS BY FUND (PARTICIPANT DIRECTED)

        The amount of net assets available for plan benefits as of December 31, 1997 and 1996 and the changes in net assets available for plan benefits during the years for each investment fund including net asset accruals allocated by fund and participant loans, are as follows:

Year Ended December 31, 1997


                                                                                          Fidelity Mutual Funds
                                                                                -------------------------------------------
                                                                   Kaufman
                                                                  and Broad
                                   Strong          Templeton       Common
                                   Growth        Dev. Markets       Stock        Magellan       Contrafund     Equity Income
                                 -----------     -----------     -----------    -----------     -----------     -----------
Additions:

Contributions:
    Plan participants            $    68,480     $    56,078     $       375    $ 1,015,945     $   673,374     $   690,444

    Employer                          29,920          24,122             298        661,656         414,398         452,042
                                 -----------     -----------     -----------    -----------     -----------     -----------
                                      98,400          80,200             673      1,677,601       1,087,772       1,142,486

   Forfeitures                        (1,156)           (624)             --       (216,995)       (167,679)       (174,550)
                                 -----------     -----------     -----------    -----------     -----------     -----------
Net contributions                     97,244          79,576             673      1,460,606         920,093         967,936

Investment income:
   Interest & dividends               62,020          38,438              --        620,581         419,314         468,449

   Net appreciation
   (depreciation) in fair
   value of investments              (14,055)       (184,883)            237      1,392,253         384,744       1,480,905

Interfund transfers, net             293,529         695,175           9,437       (956,034)        271,365         117,773
                                 -----------     -----------     -----------    -----------     -----------     -----------

Total additions                      438,738         628,306          10,347      2,517,406       1,995,516       3,035,063
                                 -----------     -----------     -----------    -----------     -----------     -----------

Deductions:

Benefits paid to participants           (807)        (20,861)             --     (1,426,353)       (774,209)     (1,042,803)

Loan activity, net                    (2,301)        (12,897)              8        (32,718)         (8,645)        (22,161)
                                 -----------     -----------     -----------    -----------     -----------     -----------

Total deductions                      (3,108)        (33,758)              8     (1,459,071)       (782,854)     (1,064,964)
                                 -----------     -----------     -----------    -----------     -----------     -----------

Net increase (decrease) in
   net assets available for
   plan benefits                     435,630         594,548          10,355      1,058,335       1,212,662       1,970,099

Net assets available
   for plan benefits:

Beginning of year                         --              --              --      8,158,234       3,076,001       6,409,795
                                 -----------     -----------     -----------    -----------     -----------     -----------

End of year                      $   435,630     $   594,548     $    10,355    $ 9,216,569     $ 4,288,663     $ 8,379,894
                                 ===========     ===========     ===========    ===========     ===========     ===========

                               Fidellity Mutual Funds
--------------------------------------------------------------------------------
Intermediate                         Asset                           Retirement         Participant
    Bond           Overseas         Manager         Low-Priced      Money Market           Loans          Total
------------     ------------     ------------     ------------     ------------        -----------   ------------
$    244,691     $     45,817     $    318,581     $     48,622     $    400,411                      $  3,562,818

     176,422           19,488          213,146           29,449          276,810                         2,297,751
------------     ------------     ------------     ------------     ------------          -------     ------------

     421,113           65,305          531,727           78,071          677,221                         5,860,569

     (20,023)          (3,366)         (91,718)          (3,261)         (19,628)                         (699,000)
------------     ------------     ------------     ------------     ------------          -------     ------------

     401,090           61,939          440,009           74,810          657,593                         5,161,569

     137,724            7,555          227,542           45,762          205,830           64,038        2,297,253

      18,201             (172)         270,234           61,250               --                         3,408,714

    (330,370)          97,521         (117,838)         566,317         (646,875)                               --
------------     ------------     ------------     ------------     ------------          -------     ------------

     226,645          166,843          819,947          748,139          216,548           64,038       10,867,536
------------     ------------     ------------     ------------     ------------          -------     ------------

    (209,883)          (6,519)        (452,605)         (37,087)        (878,565)        (148,580)      (4,998,272)


     (13,624)            (657)         (38,124)          (6,820)          11,101          126,838               --
------------     ------------     ------------     ------------     ------------          -------     ------------

    (223,507)          (7,176)        (490,729)         (43,907)        (867,464)         (21,742)      (4,998,272)
------------     ------------     ------------     ------------     ------------          -------     ------------

       3,138          159,667          329,218          704,232         (650,916)          42,296        5,869,264

   2,187,308               --        2,177,320               --        4,236,382          849,110       27,094,150
------------     ------------     ------------     ------------     ------------          -------     ------------

$  2,190,446     $    159,667     $  2,506,538     $    704,232     $  3,585,466          891,406     $ 32,963,414
============     ============     ============     ============     ============          =======     ============

Year Ended December 31, 1996

                                                                     Fidelity Mutual Funds
                                   ---------------------------------------------------------------------------------------
                                                                    Equity      Intermediate       Asset      Retirement
                                     Magellan      Contrafund       Income          Bond          Manager     Money Market
                                   ------------   ------------   ------------   ------------   ------------   ------------
Additions:

Contributions:

   Plan participants               $  1,310,108   $    543,479   $    772,120   $    267,265   $    335,719   $    428,490

   Employer                             752,334        333,208        388,473        187,076        227,136        300,616
                                      2,062,442        876,687      1,160,593        454,341        562,855        729,106
                                   ------------   ------------   ------------   ------------   ------------   ------------

  Forfeitures                          (136,068)       (94,248)       (90,387)       (40,424)       (65,735)       (60,650)
                                   ------------   ------------   ------------   ------------   ------------   ------------
Net contributions                     1,926,374        782,439      1,070,206        413,917        497,120        668,456

Investment income:
  Interest and                        1,246,133        247,414        407,585        142,358        172,212        208,924
  dividends

  Net appreciation
  (depreciation) in fair value of
  investments                          (397,329)       292,637        699,850        (67,989)        73,305             --

                                   ------------   ------------   ------------   ------------   ------------   ------------
Interfund transfers, net               (427,459)       234,586        146,555          7,956        (40,657)        79,019

Total additions                       2,347,719      1,557,076      2,324,196        496,242        701,980        956,399
                                   ------------   ------------   ------------   ------------   ------------   ------------

Deductions:

Benefits paid to participants        (1,136,284)      (527,304)      (799,311)      (289,065)      (343,194)      (692,082)

Loan activity, net                      (49,280)       (61,280)       (31,930)       (32,980)       (16,792)       (15,845)
                                   ------------   ------------   ------------   ------------   ------------   ------------

Total deductions                     (1,185,564)      (588,584)      (831,241)      (322,045)      (359,986)      (707,927)
                                   ------------   ------------   ------------   ------------   ------------   ------------

Net increase in
  net assets available for plan
  benefits                            1,162,155        968,492      1,492,955        174,197        341,994        248,472

Net assets available
  for plan benefits:

Beginning of year                     6,996,079      2,107,509      4,916,840      2,013,111      1,835,326      3,987,910
                                   ------------   ------------   ------------   ------------   ------------   ------------

End of year                        $  8,158,234   $  3,076,001   $  6,409,795   $  2,187,308   $  2,177,320   $  4,236,382
                                   ============   ============   ============   ============   ============   ============




                                   Participant
                                      Loans           Total
                                   ------------   ------------
Additions:

Contributions:

   Plan participants               $              $  3,657,181

   Employer                                  --      2,188,843
                                             --      5,846,024
                                   ------------   ------------

  Forfeitures                                --       (487,512)
                                   ------------   ------------
Net contributions                            --      5,358,512

Investment income:
  Interest and                           43,531      2,468,157
  dividends

  Net appreciation
  (depreciation) in fair value of
  investments                                --        600,474

                                   ------------   ------------
Interfund transfers, net                     --             --

Total additions                          43,531      8,427,143
                                   ------------   ------------

Deductions:

Benefits paid to participants          (153,564)    (3,940,804)

Loan activity, net                      208,107             --
                                   ------------   ------------

Total deductions                         54,543     (3,940,804)
                                   ------------   ------------

Net increase in
  net assets available for plan
  benefits                               98,074      4,486,339

Net assets available
  for plan benefits:

Beginning of year                       751,036     22,607,811
                                   ------------   ------------

End of year                        $    849,110   $ 27,094,150
                                   ============   ============

6.     TAX STATUS OF THE PLAN

        The Internal Revenue Service has ruled that the Plan qualifies, in form, under Section 401(a) of the Internal Revenue Code (the "Code") and, the underlying trust is, therefore, exempt from federal income taxes under
        Section 501(a) of the Code. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Company is not aware of any events which would cause the Plan to become disqualified in operation.

7.      YEAR 2000 ISSUE (UNAUDITED)

        The Plan Sponsor has developed a plan to modify its internal information technology to be ready for the year 2000 and has begun converting critical data processing systems. The project also includes determining whether third party service providers have reasonable plans in place to become year 2000 compliant. The Plan Sponsor currently expects the project to be substantially complete by early 1999. The Plan Sponsor does not expect this project to have a significant effect on plan operations.

                       KAUFMAN AND BROAD HOME CORPORATION
                    AMENDED AND RESTATED 401(K) SAVINGS PLAN

           ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                              AT DECEMBER 31, 1997


                                                                                                               CURRENT
INVESTMENT DESCRIPTION                                                SHARES               COST                 VALUE
                                                                     ---------          -----------          -----------
Strong Capital Management - Strong Growth Fund                          23,832          $   450,676          $   436,360

Franklin Templeton - Templeton Developing Markets Trust I               45,977              779,188              594,942

Kaufman and Broad Home Corporation*  Common Stock                          425               10,117               10,355
Fidelity Mutual Fund Investments*:
       Magellan Fund                                                    98,916            7,904,617            9,423,726
       Contrafund                                                       95,063            3,877,864            4,432,788
       Equity Income Fund                                              162,749            6,161,236            8,529,691
       Intermediate Bond Fund                                          218,425            2,226,876            2,221,380
       Overseas Fund                                                     4,972              169,843              161,792
       Asset Manager Fund                                              141,329            2,269,754            2,593,392
       Low-Priced Stock Fund                                            28,105              650,318              706,291
       Retirement Money Market Fund                                  3,649,291            3,649,291            3,649,291
Participant Loans* 6% to 10% int                                       891,406              891,406
                                                                                        -----------          -----------
                                                                                        $29,041,186          $33,651,414
                                                                                        ===========          ===========


*PARTY-IN-INTEREST TO THE PLAN

                       KAUFMAN AND BROAD HOME CORPORATION
                    AMENDED AND RESTATED 401(K) SAVINGS PLAN

                 ITEM 27D - SCHEDULE OF REPORTABLE TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1997


CATEGORY (iii) - SERIES OF TRANSACTIONS IN EXCESS OF 5% OF PLAN ASSETS


                                              NUMBER
                                                OF            TOTAL               TOTAL                                    GAIN
INVESTMENTS                                TRANSACTIONS     PURCHASES             SALES               COST                (LOSS)
                                         ----------------   ----------          ----------          ----------          ----------
                                         Purch      Sales
                                         -----      -----
Fidelity Investments* (mutual funds):
    Magellan                              148        112    $2,994,069          $3,231,950          $2,745,235          $  486,715
    Contrafund                            139         98    $2,278,775          $1,367,331          $1,137,543          $  229,788
    Equity Income                         141        102    $2,348,068          $1,771,789          $1,365,563          $  406,226
    Intermediate Bond                     116         84    $  731,769          $  744,871          $  756,060          $  (11,189)
    Asset Manager                         117         85    $  887,123          $  787,134          $  672,399          $  114,735
    Retirement Money Market               137        117    $1,634,296          $2,266,134          $2,266,134                  --


There were no Category (i), (ii) or (iv) reportable transactions.

*Party-in-interest to the Plan

                                   SIGNATURES


        Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                        Kaufman and Broad Home Corporation
                                        Amended and Restated
                                        401(k) Savings Plan



Dated: June 30, 1998                    by: /s/  Michael F. Henn
                                           --------------------------------
                                                 Michael F. Henn
                                                 Senior Vice President and
                                                   Chief Financial Officer

                                 EXHIBIT INDEX

                                                            SEQUENTIALLY
EXHIBIT NO.         DESCRIPTION                             NUMBERED PAGE
-----------         -----------                             -------------
23.1                Independent Auditor's Consent